FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For May 2, 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc - Alternative Remedies Package Framework and State Aid Deed signed

RBS welcomes today’s announcement from Banking Competition Remedies Limited (“BCR Ltd”) on the appointment of its executive leadership. RBS has entered into a Framework and State Aid Deed with HM Treasury and BCR Ltd (the “Deed”), which replaces the existing Revised State Aid Commitment Deed. The announcement sets out an indicative timescale for the commencement of the previously announced alternative package of remedies in relation to RBS’s commitment to divest the business previously known as Williams & Glyn. BCR Ltd is an independent body established to facilitate and oversee the delivery of the Deed.

For further information contact:

RBS Investor Relations

Matt Waymark

Head of Investor Relations

+44 (0) 20 7672 1758

RBS Media Relations

+44 (0) 13 1523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those related to RBS and its subsidiaries' regulatory capital position, and requirements, financial position, future pension funding and contribution requirements, on-going litigation and regulatory investigations, profitability and financial performance (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's restructuring and transformation programme, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios, increasing competition from new incumbents and disruptive technologies and RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words "intend", "expect", "anticipate", "target", "plan", "believe", "risk", "estimate", "project", "commit", "should", "could", "probability", "Value-at-Risk (VaR)", "goal", "objective", "may", "endeavour", "outlook", "optimistic", "prospects" and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK 2017 Annual Report and Accounts (ARA) and other materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	May 2, 2018	By:	/s/ Andrew Nicholson
			Name:	Andrew Nicholson
			Title:	Assistant Secretary